As filed with the Securities and Exchange Commission on March 24, 2020

1933 Act File No. 333-233835

1940 Act File No. 811-09141

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT of 1933 ☐
PRE-EFFECTIVE AMENDMENT NO. ☐
POST-EFFECTIVE AMENDMENT NO. 1 ☒
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☐
AMENDMENT NO. 20 ☒

EATON VANCE MUNICIPAL INCOME TRUST
(Exact Name of Registrant as Specified in Charter)

Two International Place, Boston, Massachusetts 02110
(Address of Principal Executive Offices)

(617) 482-8260
(Registrant’s Telephone Number)

Maureen A. Gemma
Two International Place, Boston, Massachusetts 02110
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check appropriate box):

☐ When declared effective pursuant to Section 8(c)

☒ Immediately upon filing pursuant to Rule 462(d)

Explanatory Note

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-233835) of Eaton Vance Municipal Income Trust (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

ITEM 25.	FINANCIAL STATEMENTS AND EXHIBITS

(1)       FINANCIAL STATEMENTS:

Included in Part A:

Financial Highlights.

Included in Part B:

Registrant’s Certified Shareholder Reports on Form N-CSR filed January 24, 2020 (Accession No. 0001193125-20-014198) and incorporated herein by reference.

____________________________

(2)       EXHIBITS:

(a)	(1)	Agreement and Declaration of Trust dated December 10, 1998 filed as Exhibit (a) to Registrant’s Initial Registration Statement on Form N-2 (File No. 811-09141) as to the Registrant’s common shares of beneficial interest (“Common Shares”) filed with the Securities and Exchange Commission (the “Commission”) on December 11, 1998 (the “Initial Common Shares Registration Statement”) (Accession No. 0000940394-98-000411) and incorporated herein by reference.
	(2)	Amendment to Agreement and Declaration of Trust dated August 11, 2008 filed as Exhibit (1)(b) to Registrant’s Registration Statement on Form N-14 (“Registrant’s N-14”) filed with the Commission on December 18, 2008 (Accession No. 0000940394-08-001591) and incorporated herein by reference.
(b)		Amended and Restated By-Laws dated March 23, 2020 filed herewith.
(c)		Not applicable.
(d)		Specimen Certificate for Common Shares of Beneficial Interest filed as Exhibit (d)(1) to Registrant’s Pre-Effective Amendment No. 1 to the Initial Common Shares Registration Statement on Form N-2/A filed with the Commission on January 26, 1999 (Accession No. 0000950135-99-000298) and incorporated herein by reference.
(e)	(1)	Dividend Reinvestment Plan with respect to Common Shares filed as Exhibit (2)(e) to Registrant’s Pre-Effective Amendment No. 1 to the Initial Common Shares Registration Statement on Form N-2/A filed with the Commission on January 26, 1999 (Accession No. 0000950135-99-000298) and incorporated herein by reference.
	(2)	Amended and Restated Dividend Reinvestment Plan filed as Exhibit (17)(c) to Registrant’s N-14 filed with the Commission on December 18, 2008 (Accession No. 0000940394-08-001591) and incorporated herein by reference.
(f)		Not applicable
(g)	(1)	Investment Advisory Agreement dated December 21, 1998, filed as Exhibit (2)(g) to Registrant’s Pre-Effective Amendment No. 1 to the Initial Common Shares Registration Statement on Form N-2/A filed with the Commission on January 26, 1999 (Accession No. 0000950135-99-000298) and incorporated herein by reference.
	(2)	Fee Reduction Agreement dated August 11, 2008 between each Fund listed on Appendix A (the Funds) and Eaton Vance Management (the Adviser) filed as Exhibit (g)(2) to Registrant’s Pre-Effective Amendment No. 3 to the Initial Common Shares Registration Statement on Form N-2/A filed with the Commission on June 28, 2013 (Accession No. 0000940394-13-000891) and incorporated herein by reference.
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	(3)	Fee Reduction Agreement dated April 26, 2010 between each Fund listed on Appendix A (the Funds) and Eaton Vance Management (the Adviser) filed as Exhibit (g)(3) to Registrant’s Pre-Effective Amendment No. 3 to the Initial Common Shares Registration Statement on Form N-2/A filed with the Commission on June 28, 2013 (Accession No. 0000940394-13-000891) and incorporated herein by reference.
	(4)	Amended and Restated Fee Reduction Agreement dated October 15, 2018 to Agreement dated April 26, 2010 between Eaton Vance Municipal Income Trust and Eaton Vance Management filed as Exhibit (6)(d) to the Registrant’s Initial Registration Statement under Form N-14 filed with the Commission on October 15, 2018 (Accession No. 0000940394-18-001678) and incorporated herein by reference.
(h)	(1)	Form of Underwriting Agreement dated January 26, 1999 with respect to Common Shares filed as Exhibit (h)(1) to Registrant’s Pre-Effective Amendment No. 1 to the Initial Common Shares Registration Statement on Form N-2/A filed with the Commission on January 26, 1999 (Accession No. 0000950135-99-000298) and incorporated herein by reference.
	(2)	Master Agreement among Underwriters with respect to Common Shares filed as Exhibit (h)(2) to Registrant’s Pre-Effective Amendment No. 1 to the Initial Common Shares Registration Statement on Form N-2/A filed with the Commission on January 26, 1999 (Accession No. 0000950135-99-000298) and incorporated herein by reference.
	(3)	Master Selected Dealers Agreement with respect to Common Shares filed as Exhibit (h)(3) to Registrant’s Pre-Effective Amendment No. 1 to the Initial Common Shares Registration Statement on Form N-2/A filed with the Commission on January 26, 1999 (Accession No. 0000950135-99-000298) and incorporated herein by reference.
	(4)	Form of Distribution Agreement with respect to the Rule 415 shelf offering is incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Shelf Registration Statement filed with the Commission on March 16, 2020 (Accession No. 000940394-20-000534) (“Form of Distribution Agreement”).
	(5)	Form of Sub-Placement Agent Agreement between Eaton Vance Distributors, Inc. and UBS Securities LLC is incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Shelf Registration Statement filed with the Commission on March 16, 2020 (Accession No. 000940394-20-000534) (“Form of Sub-Placement Agent Agreement”).
(i)		The Securities and Exchange Commission has granted the Registrant an exemptive order that permits the Registrant to enter into deferred compensation arrangements with its independent Trustees. See in the Matter of Capital Exchange Fund, Inc., Release No. IC-20671 (November 1, 1994).
(j)	(1)	Amended and Restated Master Custodian Agreement between Eaton Vance Funds and State Street Bank & Trust Company dated September 1, 2013 filed as Exhibit (g)(1) to Post-Effective Amendment No. 211 of Eaton Vance Mutual Funds Trust (File Nos. 002-90946, 811-04015) filed September 24, 2013 (Accession No. 0000940394-13-001073) and incorporated herein by reference.
	(2)	Amended and Restated Services Agreement with State Street Bank & Trust Company dated as of September 1, 2010 filed as Exhibit (j)(2) to the Eaton Vance Municipal Income Term Trust N-2, Pre-Effective Amendment No. 3 (File Nos. 333-185340, 811-22777) filed with the Commission on March 22, 2013 (Accession No. 0001193125-13-122398) and incorporated herein by reference.
	(3)	Amendment Number 1 dated May 16, 2012 to Amended and Restated Services Agreement with State Street Bank & Trust Company dated September 1, 2010 filed as Exhibit (g)(3) to Post-Effective Amendment No. 39 of Eaton Vance Municipals Trust II (File Nos. 033-71320, 811-08134) filed May 29, 2012 (Accession No. 0000940394-12-000641) and incorporated herein by reference.
	(4)	Amendment dated September 1, 2013 to Amended and Restated Services Agreement with State Street Bank & Trust Company dated September 1, 2010 filed as Exhibit (g)(4) to Post-Effective Amendment No. 211 filed September 24, 2013 (Accession No. 0000940394-13-001073) and incorporated herein by reference.
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(k)	(1)	Transfer Agency and Services Agreement dated April 13, 2017 filed as Exhibit (k)(1) to Pre-Effective Amendment No. 1 of Eaton Vance Floating-Rate 2022 Target Term Trust (File Nos. 333-216805, 811-23240) filed with the Commission on June 28, 2017 (Accession No. 0001193125-17-215501) and incorporated herein by reference.
	(2)	Amended and Restated Administrative Services Agreement dated August 6, 2012 filed as Exhibit (k)(2) to Post-Effective Amendment No. 3 to Registrant’s Registration Statement on Form N-2 filed with the Commission on March 27, 2019 ((Accession No. 0000940394-19-000570) and incorporated herein by reference.
	(3)	Form of Shareholder Servicing Agreement dated January 29, 1999 with respect to Common Shares filed as Exhibit (k)(3) to Registrant’s Pre-Effective Amendment No. 1 to the Initial Common Shares Registration Statement on Form N-2/A filed with the Commission on January 26, 1999 (Accession No. 0000950135-99-000298) and incorporated herein by reference.
(l)		Opinion of Internal Counsel to be filed herewith.
(m)		Not applicable.
(n)		Consent of Independent Registered Public Accounting Firm Form is incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Shelf Registration Statement filed with the Commission on March 20, 2020 (Accession No. 000940394-20-000620) and incorporated herein by reference.
(o)		Not applicable.
(p)		Letter Agreement with Eaton Vance Management dated January 21, 1999 filed as Exhibit (p) to Registrant’s Pre-Effective Amendment No. 1 to the Initial Common Shares Registration Statement on Form N-2/A filed with the Commission on January 26, 1999 (Accession No. 0000950135-99-000298) and incorporated herein by reference.
(q)		Not applicable.
(r)	(1)	Codes of Ethics adopted by the Eaton Vance Funds effective October 1, 2018 filed as Exhibit (p)(1) to Post-Effective Amendment No. 304 of Eaton Vance Mutual Funds Trust (File Nos. 002-90946, 811-04015) filed October 17, 2018 (Accession No. 0000940394-18-001695) and incorporated herein by reference.
	(2)	Code of Ethics adopted by the Eaton Vance Entities effective January 1, 2020 filed as Exhibit (p)(1)(b) to Post-Effective Amendment No. 192 of Eaton Vance Special Investment Trust (File Nos. 002-27962, 811-01545) filed January 9, 2020 (Accession No. 0000940394-20-000020) and incorporated herein by reference.
(s)		Power of Attorney dated October 10, 2018 filed as Exhibit (s) to Post-Effective Amendment No. 3 to Registrant’s Registration Statement on Form N-2 filed with the Commission on March 27, 2019 ((Accession No. 0000940394-19-000570) and incorporated herein by reference.
ITEM 26.	MARKETING ARRANGEMENTS

See Form of Distribution Agreement with respect to the Rule 415 shelf offering.

See Form of Sub-Placement Agent Agreement.

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ITEM 27.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The approximate expenses in connection with the offering are as follows:

Registration and Filing Fees	$ 3,463
FINRA Fees	500
New York Stock Exchange Fees	9,136
Costs of Printing and Engraving	0
Accounting Fees and Expenses	2,050
Legal Fees and Expenses	5,000
Total	$ 20,149

* The Adviser will pay expenses of the offering (other than the applicable commissions).

ITEM 28.	PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

None.

ITEM 29.	NUMBER OF HOLDERS OF SECURITIES

Set forth below is the number of record holders as of February 29, 2020, of each class of securities of the Registrant:

Title of Class	Number of Record Holders
Common Shares of Beneficial interest, par value $0.01 per share	14,306
ITEM 30.	INDEMNIFICATION

The Registrant’s By-Laws, filed in the Registrant’s Registration Statement, and the Form of Distribution Agreement contain provisions limiting the liability, and providing for indemnification, of the Trustees and officers under certain circumstances.

Registrant’s Trustees and officers are insured under a standard investment company errors and omissions insurance policy covering loss incurred by reason of negligent errors and omissions committed in their official capacities as such. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in this Item 30, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 31.	BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

Reference is made to: (i) the information set forth under the caption “Investment advisory and other services” in the Statement of Additional Information; (ii) the Eaton Vance Corp. 10-K filed under the Securities Exchange Act of 1934 (File No. 1-8100); and (iii) the Form ADV of Eaton Vance Management (File No. 801-15930) filed with the Commission, all of which are incorporated herein by reference.

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ITEM 32.	LOCATION OF ACCOUNTS AND RECORDS

All applicable accounts, books and documents required to be maintained by the Registrant by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are in the possession and custody of the Registrant’s custodian, State Street Bank and Trust Company, State Street Financial Center, One Lincoln Street, Boston, MA 02111, and its transfer agent, American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219, with the exception of certain corporate documents and portfolio trading documents which are in the possession and custody of Eaton Vance Management, Two International Place, Boston, MA 02110. Registrant is informed that all applicable accounts, books and documents required to be maintained by registered investment advisers are in the custody and possession of Eaton Vance Management.

ITEM 33.	MANAGEMENT SERVICES

Not applicable.

ITEM 34.	UNDERTAKINGS

1. The Registrant undertakes to suspend offering of Common Shares until the prospectus is amended if (1) subsequent to the effective date of this Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of this Registration Statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.       Not applicable.

3.       Not applicable.

4.       The Registrant undertakes to

(a) file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectus filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

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(e) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(2) the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.       The Registrant undertakes that:

(a) for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective; and

(b) for the purpose of determining any liability under the Securities Act, each post- effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6.       The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of an oral or written request, its Statement of Additional Information.

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NOTICE

A copy of the Agreement and Declaration of Trust of Eaton Vance Municipal Income Trust is on file with the Secretary of State of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Registrant by an officer of the Registrant as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders individually, but are binding only upon the assets and property of the Registrant.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended and the Investment Company Act of 1940, as amended the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Boston and the Commonwealth of Massachusetts, on the 24th day of March, 2020.

Eaton Vance MUNICIPAL INCOME TRUST
By:	/s/ Payson F. Swaffield
Payson F. Swaffield
President (Chief Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title

/s/ Payson F. Swaffield	President (Chief Executive Officer)
Payson F. Swaffield

/s/ James F. Kirchner	Treasurer (Principal Financial and Accounting Officer)
James F. Kirchner

Signature	Title	Signature	Title

Thomas E. Faust Jr.*	Trustee	Helen Frame Peters*	Trustee
Thomas E. Faust Jr.		Helen Frame Peters

Mark R. Fetting*	Trustee	Keith Quinton*	Trustee
Mark R. Fetting		Keith Quinton

Cynthia E. Frost*	Trustee	Marcus L. Smith*	Trustee
Cynthia E. Frost		Marcus L. Smith

George J. Gorman*	Trustee	Susan J. Sutherland*	Trustee
George J. Gorman		Susan J. Sutherland

Valerie A. Mosley*	Trustee	Scott E. Wennerholm*	Trustee
Valerie A. Mosley		Scott E. Wennerholm

William H. Park*	Trustee
William H. Park

*By:	/s/ Maureen A. Gemma
Maureen A. Gemma (As attorney-in-fact)

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INDEX TO EXHIBITS

Exhibit No.	Description
(b)	Amended and Restated By-Laws
(l)	Opinion of Internal Counsel

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